ILEX ORGANICS, LLC DBA YAUPON BROTHERS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

ILEX ORGANICS, LLC DBA YAUPON BROTHERS AND SUBSIDIARIES

DECEMBER 31, 2022 AND 2021

CONTENTS

BARTON CPA

Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635 bartoncpafirm.com Cypress, Texas

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members and Management of
Ilex Organics, LLC dba Yaupon Brothers and Subsidiaries

We have reviewed the accompanying consolidated financial statements of Ilex Organics, LLC dba Yaupon Brothers and Subsidiaries, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, member's deficit, and cash flows for the year ended December 31, 2022 and the period from May 26, 2021 (Inception) to December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Ilex Organics, LLC dba Yaupon Brothers and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BARTON CPA

Cypress, Texas
March 9, 2023

ILEX ORGANICS, LLC
CONSOLIDATED BALANCE SHEETS

	December 31, 2022 (Unaudited)	December 31, 2021 (Unaudited)
ASSETS		
Current assets		
Cash and cash equivalents	$ 29,872	$ 135,651
Accounts receivable	127,450	43,503
Inventory	189,756	55,000
Other current assets	1,000	-
Total current assets	348,078	234,154
Non-current assets		
Property and equipment, net	26,408	-
Total non-current assets	26,408	-
Total assets	$ 374,486	$ 234,154
LIABILITIES AND MEMBERS' DEFICIT		
Current liabilities		
Accounts payable	$ 288,665	$ 69,473
Other payable	54,648	-
Note payable - related party	97,896	102,000
Notes payable, current maturities	5,289	10,448
Future equity obligations (SAFEs)	155,000	-
Total current liabilites	601,498	181,921
Non-current liabilities		
Notes payable, net of current maturities	1,022,659	250,317
Total non - current liabilites	1,022,659	250,317
Total liabilities	$ 1,624,157	$ 432,238
Members' deficit		
Members' deficit	(1,249,671)	(198,084)
Total members' deficit	(1,249,671)	(198,084)
Total liabilities and members' deficit	$ 374,486	$ 234,154

See independent account's review report and accompanying notes to unaudited financial statements.

ILEX ORGANICS, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022 (Unaudited)	Period From May 26, 2021 to December 31, 2021 (Unaudited)
Revenues, net	$ 842,519	$ 416,647
Cost of revenues	343,228	382,312
Gross profit (loss)	499,291	34,335
Operating expenses		
Advertising and marketing	403,311	68,266
General and administrative	1,112,862	635,676
Total operating expenses	1,516,173	703,942
Net income (loss) from operations	(1,016,882)	(669,607)
Other income (expense)		
Other income	13,003	1,879
Interest expense	(47,708)	(4,715)
Other expense	-	(2,149)
Total other income (expense)	(34,705)	(4,985)
Net income (loss)	(1,051,587)	(674,592)

See independent account's review report and accompanying notes to unaudited financial statements.

ILEX ORGANICS, LLC
CONSOLIDATED STATEMENT OF MEMBER'S DEFICIT

	Total Members' Deficit (Unaudited)
Balance at May 26, 2021 (Inception)	$ -
Contributions	476,508
Net loss	(674,592)
Balance at December 31, 2021	(198,084)
Net loss	(1,051,587)
Balance at December 31, 2022	$ (1,249,671)

See independent account's review report and accompanying notes to unaudited financial statements.

ILEX ORGANICS, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022 (Unaudited)	Period From May 26, 2021 to December 31, 2021 (Unaudited)
Cash flows from operating activities		
Net income (loss)	$ (1,051,587)	$ (674,592)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	4,092	-
Amortization expense	-	(26,534)
Impairment expense	-	(52,566)
(Increase) decrease in assets:		
Accounts receivable	(83,947)	(43,503)
Inventory	(134,756)	(55,000)
Other current assets	(1,000)	-
Increase (decrease) in liabilities:		
Accounts payable	219,192	69,473
Other current liabilities	54,648	-
Net cash provided by (used in) operating activities	(993,358)	(782,722)
Cash flows from investing activities		
Purchase of intangibles	-	79,100
Purchase of property and equipment	(30,500)	-
Net cash provided by (used in) investing activites	(30,500)	79,100
Cash flows from financing activities		
Proceeds from note payable - related party	-	102,000
Payments on note payable - related party	(4,104)	-
Proceeds from notes payable	770,636	261,401
Payments on notes payable	(3,453)	(636)
Contributions	-	476,508
Proceeds from future equity obligations	155,000	-
Net cash provided by (used in) financing activities	918,079	839,273
Net increase (decrease) in cash and cash equivalents	(105,779)	135,651
Cash and cash equivalents, beginning of period	135,651	-
Cash and cash equivalents, end of period	29,872	135,651
Supplemental cash flow information		
Cash paid for interest expense	43,099	1,708

See independent account's review report and accompanying notes to unaudited financial statements.

NOTE 1: Nature of operations

Nature of the business

Ilex Organics, LLC dba Yaupon Brothers was formed under the laws of the State of Delaware on June 21, 2021, and is focused on developing different types of tea and products that stem from the endemic and sustainable crop, Yaupon holly, which is the only caffeinated plant species native to the United States. Ilex Organics, LLC serves as the holding company and sole owner and member of the following subsidiaries:

Ilex Management, LLC was formed under the laws of the State of Delaware on May 26, 2021, as a wholly owned subsidiary of Ilex Organics, LLC. Ilex Management, LLC has entered into management agreements with each of the operating subsidiaries (Ilex AG, LLC, Ilexir Productions, LLC, Ilex Merchandise, LLC, and Ilex IP, LLC) and will house all employees and will administer all payroll and benefits.

Ilex IP, LLC was formed under the laws of the State of Delaware on July 19, 2021, as a wholly owned subsidiary of Ilex Organics, LLC. lex IP, LLC holds all of the trademarks, patents, operating manuals and other proprietary information of Ilex Organics and its subsidiaries. Ilex IP, LLC has entered into license agreements with each of the operating companies (Ilex AG, LLC, Ilexir Productions, LLC, Ilex Merchandise, LLC) that require intellectual property to operate in the ordinary course.

Ilex AG, LLC was formed under the laws of the State of Delaware on July 19, 2021, as a wholly owned subsidiary of Ilex Organics, LLC. Ilex AG, LLC wild harvests Yaupon leaves, negotiates agreements with landowners to lease parcels for planting its owns Yaupon trees and explores the purchase of real property to plant its own trees.

Ilex Merchandise, LLC was formed under the laws of the State of Delaware on August 6, 2021, as a wholly owned subsidiary of Ilex Organics, LLC. Ilex Merchandise, LLC develops, markets, and sells all of the offered Yaupon tea, hydrosol products as well as all other Yaupon based cosmetics, health, beauty and wellness products.

Ilexir Productions, LLC was formed under the laws of the State of Delaware on November 21, 2021, as a wholly owned subsidiary of Ilex Organics, LLC. Ilexir Productions, LLC manufacturers all of the products to be sold by Ilex Merchandise, LLC and will have production facilities in Edgewater, Florida and Clarksdale, Mississippi.

Principles of consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements include Ilex Organics, LLC, and its subsidiaries, noted above (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

NOTE 2: Going Concern and Management's Plans

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has sustained significant losses and negative cash flows from operations and are dependent on debt and equity financing to fund operations. These conditions raise substantial doubt about our ability to continue as a going concern.

NOTE 2: Going Concern and Management's Plans (continued)

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has sustained significant losses and negative cash flows from operations and are dependent on debt and equity financing to fund operations. These conditions raise substantial doubt about our ability to continue as a going concern.

The Company's success depends in part on its ability to continually innovate, develop and market new varieties of Yaupon tea products that both meet Company standards for quality and appeal to customers' preferences. The failure to innovate, develop, and market new Yaupon products that consumers want to buy could lead to a decrease in Company sales and profitability.

Failure to successfully continue to grow operational revenues could harm Company profitability and adversely affect the Company's financial condition and results of operations. The Company faces all of the risks inherent in a new business, including the need for significant additional capital, management's potential underestimation of initial and ongoing costs, and potential delays and other problems in connection with establishing sales channels.

The Company is continuing its plan to further grow and expand operations and seek sources of capital to pay its contractual obligations as they come due. Management believes that its current operating strategy will provide the opportunity to continue as a going concern if the Company is able to obtain additional financing; however, there is no assurance this will occur. The accompanying financial statements do not include any adjustments that might be necessary if the Company was unable to continue as a going concern.

NOTE 3: Summary of significant accounting policies (continued)

Basis of presentation

The accounting and reporting policies of the Company conform to GAAP. The Company's fiscal year end is December 31.

Use of estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

NOTE 3: Summary of significant accounting policies (continued)

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2022 and 2021, the Company did not hold any cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits of $250,000.

Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2022 and 2021, the Company's cash and cash equivalents were held at accredited financial institutions.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include Simple Agreements for Future Equity ("SAFEs").

SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2022, the fair value of these instruments is considered to be its carrying value. Management's estimates are based on the short duration of the outstanding SAFEs and the fact that market circumstances have not changed materially since the instruments originated. Accordingly, there has been no change in valuation during the period presented.

NOTE 3: Summary of significant accounting policies (continued)

Fair value of financial instruments (continued)

The SAFEs have been classified as a long-term liability. The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB") ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2022, the fair value of the SAFEs is equal to its face amount that is the amount of initial investment, as evidenced by the SAFE amounts being transacted in an arm's length transactions with unrelated parties.

Revenue recognition

The Company recognizes revenue from the sale of products through its website in accordance with ASC 606, "Revenue Recognition" through the following five step procedure:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

A substantial portion of the Company's revenue results from the sale of tea products to the general public.

Accounts receivable

Accounts receivable are derived from products delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2022 and 2021, the Company determined there was no allowance for doubtful accounts necessary.

Inventory

Inventory consists of raw materials, packaging and finished goods and is stated at the lower of cost and net realizable value. Cost is computed using the weighted average method.

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

NOTE 3: Summary of significant accounting policies (continued)

Property and equipment (continued)

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2022 and 2021.

The estimated useful lives of the major class of property and equipment are as follows:

Equipment	7 years

Intangible assets

Intangible assets are stated at cost less accumulated amortization. For intangible assets that have finite lives, the assets are amortized using the straight-line method over the estimated useful lives of the related assets. For intangible assets with indefinite lives, the assets are tested periodically for impairment.

Advertising costs

Advertising costs are expensed as incurred. Advertising and marketing expenses were $403,311 and $68,266 for the years ended December 31, 2022 and 2021, respectively, which are included in advertising and marketing expenses in the consolidated statements of operations.

Leases

The Company leases office space and equipment under lease agreements. The Company evaluates lease agreements entered into to determine its appropriate classification as an operating or finance lease for financial reporting purposes. Any lease that does not meet the criteria for a finance lease is accounted for as an operating lease. The assets and liabilities under finance leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Assets under finance leases are amortized using the straight-line method over the lease term. Amortization of assets under finance leases is included in general and administrative expenses in the consolidated statements of operations.

Under Topic 842, adopted in 2021 with no impact related to adoption, operating lease expense is generally recognized evenly over the term of the lease. The Company has operating leases consisting of office space and equipment. Leases with an initial term of twelve months or less are not recorded on the balance sheet. For lease agreements entered or reassessed after the adoption of Topic 842, the Company combines the lease and non-lease components in determining the lease liabilities and right of use (“ROU”) assets. As of December 31, 2022 and 2021, the Company does not have any material leases with a lease term longer than twelve months.

NOTE 3: Summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company (LLC), treated as a disregarded entity for federal income tax purposes, which provides for profits and losses to be reported at the individual member level for income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members. Income from the Company was reported and taxed to the member on their individual tax return. As of December 31, 2022 and 2021, the Company does not have any entity-level uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return.

Major customers and concentration of credit risk

As of December 31, 2022 and 2021, there are no major customer base and the Company is not exposed to any credit risk.

Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Recent accounting pronouncements

In February 2016, FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual periods beginning after December 15, 2021 and interim periods beginning after December 15, 2022. The Company has adopted this without significant impact to the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4: Inventory

Inventory consists of the following as of December 31:

	2022	2021
Raw materials	$ 61,375	$ -
Packaging	36,687	-
Finished goods	91,694	55,000
Property and equipment, net	$ 189,756	$ 55,000

NOTE 5: Property and equipment

Property and equipment consist of the following as of December 31:

	2022	2021
Equipment	$ 30,500	-
Less accumulated depreciation	(4,092)	-
Property and equipment, net	$ 26,408	$ -

Depreciation expense as of December 31, 2022 and 2021, is $4,092 and $0, respectively.

NOTE 6: Intangible assets

Intangible assets consist of intellectual property related to tea growing. During the years ended December 31, 2022, and 2021, the Company wrote off intangible asset costs of $0 and $79,100 respectively, due to the fair value being determined to be less than the carrying value based on estimated future cash flows. An impairment charge for this write-off is reflected in the operating expenses in the accompanying consolidated statements of operations.

Intangible assets consist of the following as of December 31:

	2022	2021
Intangible assets	$ -	$ 79,100
Less accumulated amortization	-	(26,534)
Less impairment	-	(52,566)
Intangible assets, net	$ -	$ -

Amortization expense at December 31, 2022 and 2021 was $0 and $26,534, respectively.

NOTE 7: Debt

In September 2021, the Company entered into a note payable with a financial institution for $1,000,000, with an interest rate of 5.5% and a maturity date in September 2031. Interest only payments are due beginning October 3, 2021 and additional annual principal payments of $125,000 begin September 3, 2024. This note performs as a line of credit for the first twenty-four months with the full maximum amount of $1,000,000 being drawn down by the end of the twenty-four-month period. The note payable is secured by all tangible and intangible personal property of the Company. The amount outstanding on the loan as of December 31, 2022 and 2021, was $1,000,000 and $229,637, respectively. Interest expense as of December 31, 2022 and 2021, was $41,224 and $4, respectively.

NOTE 7: Debt (continued)

In February 2021, the Company entered into a note payable with a related party for $102,000, with an imputed interest rate of 1.92%, based on the Applicable Federal Rate. The amount outstanding on the note payable as of December 31, 2022 and 2021, was $98,241 and $102,000, respectively. Interest expense as of December 31, 2022 and 2021, was $1,886 and $1,958, respectively.

In February 2023, the related party note payable was amended so that the Company will make payments to the related party in accordance with the following:

1. 25% of gross revenue (minus any applicable taxes and fees) generated from the following on a monthly basis until the Principal Loan Amount is paid in full.
   a. Sale from goods at Borrower's place of business
   b. Sales from any events held at the Premises. For the avoidance of doubt, the foregoing does not include any sales from e-commerce or the like.
   c. Such payments shall begin from the date of installation of the Dutch oven commencing production in the factory.

In September 2021, the Company entered into a SBA loan with a financial institution for $47,700, with an interest rate of 3.75% and a maturity date in September 2046. The loan is secured by all tangible and intangible personal property of the Company. The amount outstanding on the loan as of December 31, 2022 and 2021, was $27,948 and $31,128, respectively. Interest expense as of December 31, 2022 and 2021, was $1,167 and $1,048, respectively.

As of December 31, 2022 and 2021, future maturities of third party debt consisted of the following:

	2022	2021
2022	$ -	$ 1,908
2023	1,908	1,908
2024	126,908	126,908
2025	126,908	106,545
2026	126,908	1,908
2027	126,908	1,908
Thereafter	518,408	19,680
	$ 1,027,948	$ 260,765

NOTE 8: Simple agreements for future equity ("SAFE")

As of December 31, 2022 and 2021, the Company has raised $155,000 and $0 via the issuance of SAFEs.

Under the SAFEs, the funds contributed by the investors will convert to shares of SAFE Preferred Stock in a priced SAFE Preferred Stock financing round, at a conversion price per share equal to either:

NOTE 8: Simple agreements for future equity ("SAFE") (continued)

a. the SAFE Price - the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization; or
b. the Discount Price - the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

The SAFEs have a discount rate of 85%. While the SAFEs remain outstanding, the SAFE holders will have the option of receiving their cash investment amount returned or receiving the number of shares of SAFE Preferred Stock purchased with his or her SAFE investment amount at the same price at which other shares of priced safe preferred stock are sold in a change of control.

If there is an Equity Financing event before the termination of these SAFEs, on the initial closing of such Equity Financing, these SAFEs will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price.

If the Company dissolves or ceases operations, the SAFE holders, will have a preferential right to receive cash, up to the amount of their original investment, to the extent such funds are available to be paid, unless the SAFE holders notify the Company that they elect to receive shares of SAFE Preferred Stock purchased with their SAFE investment amount. Cash payments to the SAFE investors in this situation would hold a preferential position to payments to holders of SAFE Preferred Stock.

NOTE 9: Operating lease

The Company leases office space and equipment from third parties under lease agreements. As of December 31, 2022 and 2021, the Company does not have any material leases with a lease term longer than twelve months. Rent expense related to these leases as of December 31, 2022 and 2021, was $48,088 and $12,948, respectively.

The Company entered into a residential lease with a related party in September 2021. The lease has a term of twelve months. Rent payments began in 2022. Related party rent expense as of December 31, 2022 and 2021, was $22,800 and $0, respectively.

NOTE 10: Related party transactions

See Note 7 and 9 for related party debt and lease transactions.

NOTE 11: Subsequent events

See Note 7 for debt amendment subsequent event.

The Company has evaluated all events that have occurred after the balance sheet date through May 9, 2023, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any other recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.